UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of report (Date of earliest event reported): July 23, 2009

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

**One McDonald's Plaza
Oak Brook, Illinois**
(Address of Principal Executive Offices)

60523
(Zip Code)

---

(630) 623-3000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On July 23, 2009, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the second quarter and six months ended June 30, 2009. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and six months ended June 30, 2009. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits.*

99.1   Investor Release of McDonald's Corporation issued July 23, 2009:
McDonald's Delivers Strong Second Quarter Results

99.2   McDonald's Corporation: Supplemental Information, Quarter and Six Months Ended June 30, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: July 23, 2009

By: /s/ Michael Soenke

Michael Soenke
Corporate Vice President –
Assistant Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued July 23, 2009:
McDonald's Delivers Strong Second Quarter Results

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Six Months Ended June 30, 2009

Exhibit 99.1



FOR IMMEDIATE RELEASE
7/23/09

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Heidi Barker, 630-623-3791

McDONALD'S DELIVERS STRONG SECOND QUARTER RESULTS

OAK BROOK, IL — McDonald's Corporation today announced strong operating results for the second quarter ended June 30, 2009, driven by positive global comparable sales in every area of the world. In constant currencies, the Company posted higher revenues, operating income and earnings per share compared with the prior year.

"We're driving results by staying focused on our global business strategy, the Plan to Win," said Chief Executive Officer Jim Skinner. "In today's economic environment, our performance speaks to the strength of our plan and McDonald's ongoing commitment to our customers around the world."

McDonald's reported the following second quarter highlights:

- Global comparable sales increased 4.8% with the U.S. up 3.5%, Europe up 6.9% and Asia/Pacific, Middle East and Africa up 4.4%

- Consolidated operating income increased 2% (11% in constant currencies)

- Earnings per share were $0.98, including $0.09 per share of negative impact from foreign currency translation and $0.01 per share of incremental income related primarily to the sale of Redbox Automated Retail, LLC and also related to the developmental license transaction in Indonesia. Second quarter 2008 earnings of $1.04 per share included a $0.10 per share gain from the Company's sale of its minority interest in Pret A Manger

- Approximately $1.4 billion returned to shareholders through share repurchases and dividends

- On July 22, McDonald's Board of Directors declared a quarterly cash dividend of $0.50 per share of common stock, payable on September 15, 2009 to shareholders of record at the close of business on September 1, 2009

Jim Skinner continued, "As consumers find themselves more cash-strapped and time-challenged, they continue to count on McDonald's for value, convenience and variety across our menu. The ongoing appeal of McDonald's is a testament to the dedication of our owner/operators, suppliers and employees who provide an exceptional restaurant experience for each customer, every time."

McDonald's U.S. delivered solid comparable sales for the second quarter and drove operating income up 5%. The U.S. business gained market share during the quarter with a balanced focus on classic menu favorites like the Big Mac, beverage value offerings and the national launch of the McCafé premium coffee line-up.

McDonald's Europe delivered strong second quarter comparable sales led by performance in the U.K., France and Russia. In constant currencies, Europe's second quarter operating income rose 10%. Alignment behind Europe's key priorities of enhancing local relevance, upgrading the customer and employee experience and building brand transparency continues to deliver results.

In Asia/Pacific, Middle East and Africa (APMEA), Australia led the segment's second quarter operating income increase of 34% in constant currencies. Emphasis on core menu favorites, convenience, value and breakfast, along with a sharp focus on improving operations and customer service, contributed to results.

Jim Skinner concluded, "I am pleased with McDonald's results and remain confident in our outlook for the year. As we begin the third quarter, we expect to report July consolidated comparable sales similar to or better than June."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

	2009	2008	% Inc / (Dec)	% Inc Excluding Currency Translation	2009	2008	% (Dec)	% Inc Excluding Currency Translation
			Quarters ended June 30,				**Six months ended June 30,**	
Revenues	$5,647.2	$6,075.3	(7)	4	$10,724.6	$11,690.1	(8)	3
Operating income	1,681.5	1,654.2	2	11	3,081.9	3,117.0	(1)	8
Net income	1,093.7	1,190.5	(8)	—	2,073.2	2,136.6	(3)	6
Earnings per share-diluted*	0.98	1.04	(6)	3	1.85	1.85	—	9

* Results include a negative impact due to the effect of foreign currency translation of $0.09 per share for the quarter and $0.17 per share for the six months.

In addition, the following items impacted the comparison of growth in diluted earnings per share for the quarter and six months ended June 30, 2009 compared with 2008:

For the quarter ended June 30, 2009:

• $0.01 per share after tax gain related primarily to the sale of the Company's minority interest in Redbox Automated Retail, LLC (Redbox) and also related to the developmental license transaction in Indonesia

For the six months ended June 30, 2009:

• $0.05 per share after tax gain related to the Redbox transaction

For the quarter and six months ended June 30, 2008:

• $0.10 per share after tax gain on the sale of the Company's minority interest in Pret A Manger

In the aggregate, the above noted items negatively impacted the percentage growth in diluted earnings per share for the quarter and six months ended June 30, 2009 by 9 and 3 percentage points, respectively. In constant currencies, the impact on diluted earnings per share is 10 and 4 percentage points, respectively.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, including those operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Comparable sales exclude the impact of currency translation. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact our comparable sales and guest counts. In addition, the timing of holidays can also impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:00 a.m. Central Time on July 23, 2009. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and six months ended June 30, 2009.

The Company plans to release July 2009 sales information on August 10, 2009.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Quarters ended June 30,	2009	2008	Inc /(Dec) $	Inc /(Dec) %
Revenues				
Sales by Company-operated restaurants	$3,850.2	$4,296.0	(445.8)	(10)
Revenues from franchised restaurants	1,797.0	1,779.3	17.7	1
TOTAL REVENUES	5,647.2	6,075.3	(428.1)	(7)
Operating costs and expenses				
Company-operated restaurant expenses	3,159.3	3,535.2	(375.9)	(11)
Franchised restaurants–occupancy expenses	318.0	315.3	2.7	1
Selling, general & administrative expenses	531.5	598.7	(67.2)	(11)
Impairment and other charges, net	1.2	0.5	0.7	n/m
Other operating (income) expense, net	(44.3)	(28.6)	(15.7)	(55)
Total operating costs and expenses	3,965.7	4,421.1	(455.4)	(10)
OPERATING INCOME	1,681.5	1,654.2	27.3	2
Interest expense	119.3	146.3	(27.0)	(18)
Nonoperating (income) expense, net	(12.0)	(30.8)	18.8	61
Gain on sale of investment	(17.8)	(160.1)	142.3	89
Income before provision for income taxes	1,592.0	1,698.8	(106.8)	(6)
Provision for income taxes	498.3	508.3	(10.0)	(2)
NET INCOME	$1,093.7	$1,190.5	(96.8)	(8)
EARNINGS PER SHARE-DILUTED	$ 0.98	$ 1.04	(0.06)	(6)
Weighted average shares outstanding-diluted	1,111.4	1,148.8	(37.4)	(3)

n/m Not meaningful

###

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data			Inc /(Dec)	
Six months ended June 30,	**2009**	**2008**	**$**	**%**
Revenues				
Sales by Company-operated restaurants	$ 7,334.9	$ 8,294.8	(959.9)	(12)
Revenues from franchised restaurants	3,389.7	3,395.3	(5.6)	—
TOTAL REVENUES	10,724.6	11,690.1	(965.5)	(8)
Operating costs and expenses				
Company-operated restaurant expenses	6,079.8	6,874.8	(795.0)	(12)
Franchised restaurants–occupancy expenses	614.7	615.1	(0.4)	—
Selling, general & administrative expenses	1,028.8	1,151.1	(122.3)	(11)
Impairment and other charges, net	2.4	1.0	1.4	n/m
Other operating (income) expense, net	(83.0)	(68.9)	(14.1)	(20)
Total operating costs and expenses	7,642.7	8,573.1	(930.4)	(11)
OPERATING INCOME	3,081.9	3,117.0	(35.1)	(1)
Interest expense	240.2	274.8	(34.6)	(13)
Nonoperating (income) expense, net	(28.4)	(59.7)	31.3	52
Gain on sale of investment	(94.3)	(160.1)	65.8	41
Income before provision for income taxes	2,964.4	3,062.0	(97.6)	(3)
Provision for income taxes	891.2	925.4	(34.2)	(4)
NET INCOME	$ 2,073.2	$ 2,136.6	(63.4)	(3)
EARNINGS PER SHARE-DILUTED	$ 1.85	$ 1.85	0.0	—
Weighted average shares outstanding-diluted	1,118.2	1,157.1	(38.9)	(3)

n/m Not meaningful

# # #

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Six Months Ended June 30, 2009

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the second quarter and six months ended June 30, 2009. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters ended June 30,	2009	2008	Currency Translation Benefit / (Cost) 2009
Revenues	$ 5,647.2	$ 6,075.3	$ (643.4)
Company-operated margins	690.9	760.8	(87.8)
Franchised margins	1,479.0	1,464.0	(111.4)
Selling, general & administrative expenses	531.5	598.7	38.8
Operating income	1,681.5	1,654.2	(161.1)
Net income	1,093.7	1,190.5	(98.7)
Earnings per share – diluted	0.98	1.04	(0.09)

Six months ended June 30,	2009	2008	Currency Translation Benefit / (Cost) 2009
Revenues	$10,724.6	$11,690.1	$(1,285.8)
Company-operated margins	1,255.1	1,420.0	(160.3)
Franchised margins	2,775.0	2,780.2	(220.4)
Selling, general & administrative expenses	1,028.8	1,151.1	81.8
Operating income	3,081.9	3,117.0	(299.0)
Net income	2,073.2	2,136.6	(185.0)
Earnings per share – diluted	1.85	1.85	(0.17)

Foreign currency translation had a negative impact on consolidated operating results for the quarter and six months as the U.S. Dollar strengthened against most currencies of foreign markets in which we operate, primarily the Euro, British Pound, Australian Dollar, Russian Ruble and Canadian Dollar.

Net Income and Diluted Earnings per Share

For the second quarter and six months ended June 30, 2009, net income was $1,093.7 million and $2,073.2 million, respectively, and diluted earnings per share were $0.98 and $1.85, respectively. Results benefited by an after tax gain of $11.1 million, or $0.01 per share, for the quarter and $58.5 million, or $0.05 per share, for the six months, related to the sale of the Company's minority interest in Redbox Automated Retail, LLC (Redbox). Results were negatively impacted due to the effect of foreign currency translation by $0.09 per share and $0.17 per share for the quarter and six months, respectively.

For the second quarter and six months ended June 2008, net income was $1,190.5 million and $2,136.6 million, respectively, and diluted earnings per share were $1.04 and $1.85, respectively. Both periods benefited by an after tax gain of $109.0 million or $0.10 per share due to the sale of the Company's minority interest in Pret A Manger.

During the second quarter 2009, the Company repurchased 14.4 million shares of its stock for $807.2 million, bringing the total repurchases for 2009 to 29.0 million shares or $1.6 billion. During the second quarter 2009, the Company paid a quarterly dividend of $0.50 per share or $547.8 million, bringing the total dividends paid for 2009 to $1.1 billion.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments, and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales, and generally include initial fees.

REVENUES
Dollars in millions

Quarters ended June 30,	2009	2008	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,115.5	$1,195.0	(7)	(7)
Europe	1,651.6	1,959.6	(16)	4
APMEA*	901.2	913.6	(1)	7
Other Countries & Corporate**	181.9	227.8	(20)	(8)
Total	$3,850.2	$4,296.0	(10)	1
Franchised revenues				
U.S.	$ 928.7	$ 871.2	7	7
Europe	612.4	646.6	(5)	11
APMEA*	146.7	144.3	2	16
Other Countries & Corporate**	109.2	117.2	(7)	7
Total	$1,797.0	$1,779.3	1	9
Total revenues				
U.S.	$2,044.2	$2,066.2	(1)	(1)
Europe	2,264.0	2,606.2	(13)	6
APMEA*	1,047.9	1,057.9	(1)	8
Other Countries & Corporate**	291.1	345.0	(16)	(3)
Total	$5,647.2	$6,075.3	(7)	4

Six months ended June 30,	2009	2008	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 2,159.0	$ 2,305.1	(6)	(6)
Europe	3,065.3	3,745.2	(18)	2
APMEA*	1,776.9	1,809.2	(2)	8
Other Countries & Corporate**	333.7	435.3	(23)	(9)
Total	$ 7,334.9	$ 8,294.8	(12)	1
Franchised revenues				
U.S.	$ 1,761.6	$ 1,657.7	6	6
Europe	1,146.9	1,236.6	(7)	9
APMEA*	280.1	281.1	—	16
Other Countries & Corporate**	201.1	219.9	(9)	8
Total	$ 3,389.7	$ 3,395.3	—	8
Total revenues				
U.S.	$ 3,920.6	$ 3,962.8	(1)	(1)
Europe	4,212.2	4,981.8	(15)	4
APMEA*	2,057.0	2,090.3	(2)	9
Other Countries & Corporate**	534.8	655.2	(18)	(3)
Total	$10,724.6	$11,690.1	(8)	3

*   APMEA represents Asia/Pacific, Middle East and Africa

**   Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities

The Company continues to optimize its restaurant ownership mix, cash flow and returns through its refranchising strategy. The shift to a greater percentage of franchised restaurants is expected to negatively impact consolidated revenues as Company-operated sales shift to franchised sales, where we receive rent and/or royalties. In addition, the Company expects a decrease in Company-operated margin dollars and an increase in franchised margin dollars. The impact on margin percentages will vary based on sales and operating costs of refranchised restaurants.

- *Consolidated:* Revenues decreased 7% (increased 4% in constant currencies) for the quarter and decreased 8% (increased 3% in constant currencies) for the six months. The constant currency growth was driven by positive comparable sales in all segments, partly offset by the impact of the refranchising strategy in certain of the Company's major markets. As a result of refranchising, franchised restaurants represent 80% of systemwide restaurants at June 30, 2009 compared with 79% at June 30, 2008.

- *U.S.:* The decrease in revenues for the quarter and six months was due to the impact of the refranchising strategy, mostly offset by an increase in comparable sales driven by our iconic core products, beverage value offerings, the introduction of McCafé premium coffees, and everyday value.

- *Europe:* The constant currency increase in revenues for the quarter and six months was primarily due to strong comparable sales in Russia (which is entirely Company-operated), the U.K. and France. These increases were partly offset by the impact of the refranchising strategy, primarily in the U.K. and Germany.

- *APMEA:* The constant currency increase in revenues for the quarter and six months was primarily driven by strong comparable sales in Australia and other Asian markets as well as expansion in China, partly offset by negative comparable sales in China.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, including those operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed.

COMPARABLE SALES

| | % Increase | | | | | |
| | Months Ended June 30, * | | Quarters Ended June 30, | | Six Months Ended June 30,** | |
	2009	2008	2009	2008	2009	2008
U.S.	1.8	3.8	3.5	3.4	4.1	3.2
Europe	4.7	6.1	6.9	7.4	5.1	9.1
APMEA	0.3	8.7	4.4	8.8	4.9	9.1
Other Countries & Corporate	3.2	7.8	4.7	12.0	4.5	13.6
Total comparable sales	2.6	5.6	4.8	6.1	4.6	6.7

* The number of weekdays and weekend days can impact our reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from -2.0% to 0.2% in June 2009. In addition, the timing of holidays can also impact comparable sales.

** On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, including those operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) increased 1.3% and 3.3% for the six months ended June 30, 2009 and 2008, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended June 30, 2009 | | Quarter Ended June 30, 2009 | | Six Months Ended June 30, 2009 | |
	% Inc / (Dec)	% Inc Excluding Currency Translation	% Inc / (Dec)	% Inc Excluding Currency Translation	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	3	3	4	4	5	5
Europe	(7)	7	(9)	9	(11)	7
APMEA	2	4	3	8	4	9
Other Countries & Corporate	(7)	5	(8)	6	(10)	6
Total	(2)	4	(1)	7	(1)	6

FRANCHISED SALES
Dollars in millions

Quarters ended June 30,	2009	2008	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	$ 6,808.6	$ 6,394.1	6	6
Europe	3,513.4	3,690.7	(5)	12
APMEA	2,300.6	2,184.0	5	9
Other Countries & Corporate	1,352.1	1,437.6	(6)	9
Total*	$13,974.7	$13,706.4	2	8

* Included $2,751.7 million and $2,669.1 million of sales in 2009 and 2008, respectively, derived from developmental licensee restaurants or foreign affiliated markets where the Company earns a royalty based on sales. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based on sales.

Six months ended June 30,	2009	2008	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	$13,062.5	$12,197.7	7	7
Europe	6,580.9	7,047.7	(7)	10
APMEA	4,581.0	4,312.8	6	9
Other Countries & Corporate	2,530.0	2,733.7	(7)	9
Total*	$26,754.4	$26,291.9	2	8

* Included $5,480.7 million and $5,236.3 million of sales in 2009 and 2008, respectively, derived from developmental licensee restaurants or foreign affiliated markets where the Company earns a royalty based on sales. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based on sales.

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters ended June 30,	Percent		Amount		% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
	2009	2008	2009	2008		
Franchised						
U.S.	83.5	83.6	$ 775.0	$ 727.8	6	6
Europe	78.2	78.3	478.8	506.1	(5)	10
APMEA	89.5	89.0	131.4	128.5	2	15
Other Countries & Corporate	85.9	86.6	93.8	101.6	(8)	7
Total	82.3	82.3	$1,479.0	$1,464.0	1	9
Company-operated						
U.S.	19.6	19.1	$ 218.8	$ 227.6	(4)	(4)
Europe	18.1	18.0	298.6	353.2	(15)	4
APMEA	16.2	15.6	145.7	142.0	3	13
Other Countries & Corporate	15.3	16.6	27.8	38.0	(27)	(15)
Total	17.9	17.7	$ 690.9	$ 760.8	(9)	2

Six months ended June 30,	Percent		Amount		% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
	2009	2008	2009	2008		
Franchised						
U.S.	83.0	82.9	$1,461.9	$1,374.0	6	6
Europe	77.5	78.1	889.1	966.1	(8)	8
APMEA	89.8	89.0	251.7	250.3	1	15
Other Countries & Corporate	85.7	86.3	172.3	189.8	(9)	7
Total	81.9	81.9	$2,775.0	$2,780.2	—	8
Company-operated						
U.S.	19.0	18.4	$ 409.6	$ 424.8	(4)	(4)
Europe	16.8	17.1	515.0	639.5	(19)	(1)
APMEA	16.0	16.1	284.1	290.4	(2)	8
Other Countries & Corporate	13.9	15.0	46.4	65.3	(29)	(16)
Total	17.1	17.1	$1,255.1	$1,420.0	(12)	—

- **Franchised:** Franchised margin dollars increased $15.0 million or 1% ($126.4 million or 9% in constant currencies) for the quarter and decreased $5.2 million (increased $215.2 million or 8% in constant currencies) for the six months. Positive comparable sales in every segment and the refranchising strategy were the primary drivers of the constant currency growth in franchised margin dollars in both periods.

  - **U.S.:** The franchised margin percent for the quarter and six months reflected positive comparable sales and for the quarter additional depreciation related to the Company's investment in the beverage initiative.

  - **Europe:** The franchised margin percent for the quarter and six months was negatively impacted by the refranchising strategy, higher occupancy expenses and the cost of strategic brand and sales building initiatives partly offset by positive comparable sales.

  - **APMEA:** The growth in the franchised margin percent for the quarter and six months was primarily a result of foreign currency translation, mostly due to the weakening Australian dollar. Because Australia's franchised margin percent is lower than the overall segment average, it had a less dilutive impact on the segment's margin percent.

- **Company-operated:** Company-operated margin dollars decreased $69.9 million or 9% (increased $17.9 million or 2% in constant currencies) for the quarter and decreased $164.9 million or 12% ($4.6 million in constant currencies) for the six months. In both periods Company-operated margin dollars were negatively impacted by the refranchising strategy. The refranchising strategy had a positive impact on the margin percent for both periods.

- **U.S.:** The Company-operated margin percent increased for the quarter and six months due to positive comparable sales and the impact of the refranchising strategy, partly offset by higher commodity costs and for the quarter additional depreciation related to the beverage initiative.

- **Europe:** The Company-operated margin percent increased for the quarter due to positive comparable sales and refranchising, partly offset by higher commodity and labor costs. Local inflation and the impact of weaker currencies on the cost of certain imported products drove higher costs, primarily in Russia, and negatively impacted the Company-operated margin percent for the quarter and six months.

- **APMEA:** The Company-operated margin percent increased for the quarter primarily due to positive comparable sales partly offset by higher commodity and labor costs. China's margin improved in the quarter due in part to lower commodity costs.

The following table presents margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Food & paper	33.8	33.5	34.2	33.4
Payroll & employee benefits	25.8	26.1	25.9	26.5
Occupancy & other operating expenses	22.5	22.7	22.8	23.0
Total expenses	82.1	82.3	82.9	82.9
Company-operated margins	17.9	17.7	17.1	17.1

Selling, General & Administrative Expenses

- Selling, general & administrative expenses decreased 11% (5% in constant currencies) for the quarter and decreased 11% (4% in constant currencies) for the six months, due in part to expenses related to the Company's biennial Worldwide Owner/Operator Convention in second quarter 2008. Selling, general & administrative expenses as a percent of revenues decreased to 9.6% for the six months 2009 compared with 9.8% for 2008 and as a percent of Systemwide sales decreased to 3.0% for 2009 compared with 3.3% for 2008.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Gains on sales of restaurant businesses	$(22.3)	$(30.2)	$(46.1)	$(43.3)
Equity in earnings of unconsolidated affiliates	(33.9)	(26.1)	(63.3)	(49.5)
Asset dispositions and other expense	11.9	27.7	26.4	23.9
Total	$(44.3)	$(28.6)	$(83.0)	$(68.9)

- Equity in earnings of unconsolidated affiliates for the quarter and six months reflected improved operating performance in Japan.

- Asset dispositions and other expense for the quarter and six months reflected lower losses on restaurant closings and property disposals. The six months 2008 included income of $17.8 million due to the partial recovery of prior years' sales taxes in the U.K.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended June 30,	2009	2008	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	$ 834.9	$ 796.3	5	5
Europe	618.9	671.8	(8)	10
APMEA	230.6	191.3	21	34
Other Countries & Corporate	(2.9)	(5.2)	44	n/m
Total	$1,681.5	$1,654.2	2	11

Six months ended June 30,	2009	2008	% Inc / (Dec)	% Inc Excluding Currency Translation
U.S.	$1,560.4	$1,478.8	6	6
Europe	1,108.8	1,249.0	(11)	6
APMEA	444.2	408.8	9	22
Other Countries & Corporate	(31.5)	(19.6)	(61)	n/m
Total	$3,081.9	$3,117.0	(1)	8

n/m Not meaningful

- *U.S.:* Operating results increased for the quarter and six months primarily due to higher franchised margin dollars.

- *Europe:* Constant currency operating results for the quarter and six months reflected strong operating performance in France and the U.K. In addition, Russia's strong results contributed to the quarter.

- *APMEA:* Constant currency operating results for the quarter and six months were driven primarily by strong results in Australia. Growth in China also contributed to results for the quarter.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the six months 2009 and 2008 was 28.7% and 26.7%, respectively. In constant currencies, the 2009 combined operating margin increased 140 basis points.

Interest Expense

- Interest expense for the quarter and six months decreased primarily due to lower average interest rates and weaker foreign currencies. Lower average debt levels also contributed to the decrease for the quarter.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,		Six Months Ended June 30,	
	2009	2008	2009	2008
Interest income	$ (4.6)	$(21.3)	$(10.3)	$(52.7)
Translation and hedging activity	(13.0)	(12.3)	(25.1)	(7.6)
Other expense	5.6	2.8	7.0	0.6
Total	$(12.0)	$(30.8)	$(28.4)	$(59.7)

- Interest income declined for the quarter and six months primarily due to lower interest rates. Interest income in the six months 2008 included $11.6 million of interest on the partial recovery of prior years' sales taxes in the U.K.

- Translation and hedging activity included gains on the hedging of certain foreign-denominated cash flows.

Gain on Sale of Investment

In February 2009, the Company sold its minority ownership interest in Redbox to Coinstar, Inc., the majority owner, for a value of at least $134 million. In connection with the sale, the Company received initial consideration valued at $51.6 million consisting of 1.5 million shares of Coinstar common stock at an agreed to value of $41.6 million and $10 million in cash with the balance of the purchase price deferred. In April, the Company sold all of its holdings in the Coinstar common stock for $46.8 million. In second quarter, the Company received $78.4 million in cash from Coinstar as deferred consideration. As of June 30, 2009 there was a receivable of approximately $9 million remaining from Coinstar for additional deferred consideration due by October 30, 2009.

As a result of the transaction, the Company recognized a nonoperating pretax gain of $17.8 million in the second quarter 2009 and $94.3 million for the six months.

In second quarter 2008, the Company sold its minority ownership interest in U.K.-based Pret A Manger. As a result of the sale, the Company received cash proceeds of $229.4 million and recognized a nonoperating pretax gain of $160.1 million.

Income Taxes

- The effective income tax rate was 30.1% for the six months 2009 compared with 30.2% for the six months 2008 and 31.3% for second quarter 2009 compared with 29.9% for second quarter 2008.

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add nearly 2 percentage points to 2009 Systemwide sales growth (in constant currencies), most of which will be due to the 709 net traditional restaurants added in 2008.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual net income per share by about 3 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2009, the total basket of goods is expected to rise 3% to 3.5% in both the U.S. and Europe. Some volatility may be experienced between quarters in the normal course of business.

- The Company expects full-year 2009 selling, general & administrative expenses to decline, in constant currencies, although fluctuations will be experienced between quarters due to certain items in 2008 such as the biennial Worldwide Owner/Operator Convention and the Beijing Summer Olympics.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense in 2009 to decrease approximately 5% to 10% compared with 2008. Interest income in 2009 is expected to decrease about 75% compared with 2008 primarily due to lower average interest rates.

- A significant part of the Company's operating income is generated outside the U.S., and about 45% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 70% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction compared with 2008, the Company's annual net income per share would change by about 12 to 15 cents. Due to the strengthening of the U.S. Dollar relative to virtually all foreign currencies, full year 2009 revenues and net income per share will likely be negatively impacted by foreign currency translation. If foreign currency rates approximate current levels, currency translation is expected to negatively impact full year 2009 revenues and net income per share by $1.6 billion and $0.21 per share, respectively.

- The Company expects the effective income tax rate for the full-year 2009 to be approximately 29% to 31%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.

- The Company expects capital expenditures for 2009 to be approximately $2.1 billion. About half of this amount will be reinvested in existing restaurants while the rest will primarily be used to open about 1,000 restaurants (950 traditional and 50 satellites). The Company expects net additions of about 650 restaurants (750 net traditional additions and 100 net satellite closings). These restaurant numbers include new unit openings (about 300 restaurants) in affiliated and developmental licensed markets, such as Japan and Latin America, where the Company does not fund any capital expenditures.

- For 2007 through 2009, the Company expects to return $15 billion to $17 billion to shareholders through share repurchases and dividends, subject to business and market conditions. For the full years 2007 and 2008 and first six months of 2009 combined, the Company returned $14.3 billion to shareholders.

- The Company continually reviews its restaurant ownership structures to optimize cash flow and returns and to enhance local relevance. The Company expects to refranchise 1,000 to 1,500 Company-operated restaurants between 2008 and 2010, primarily in its major markets, and will continue to utilize its developmental license strategy. For the full year 2008 and first six months of 2009 combined, the Company refranchised about 865 restaurants, primarily in its major markets.

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Restaurant Information

SYSTEMWIDE RESTAURANTS

At June 30,	2009	2008	Inc
U.S.*	13,918	13,845	73
Europe			
Germany*	1,344	1,301	43
United Kingdom	1,192	1,191	1
France	1,140	1,114	26
Spain	396	382	14
Italy	381	367	14
Other	2,224	2,145	79
Total Europe	6,677	6,500	177
APMEA			
Japan*	3,746	3,735	11
China	1,088	942	146
Australia	784	764	20
Taiwan	348	346	2
Other	2,408	2,241	167
Total APMEA	8,374	8,028	346
Other Countries & Corporate			
Canada*	1,416	1,410	6
Brazil	569	551	18
Mexico	381	367	14
Other	823	788	35
Total Other Countries & Corporate	3,189	3,116	73
Systemwide restaurants	32,158	31,489	669
Countries	118	118	—

* Reflected the following satellites: At June 30, 2009 – U.S. 1,152, Germany 171, Japan 1,297, Canada 453; At June 30, 2008 – U.S. 1,178, Germany 154, Japan 1,386, Canada 435.

SYSTEMWIDE RESTAURANTS BY TYPE

At June 30,	2009	2008	Inc / (Dec)
U.S.			
Conventional franchised	12,221	11,876	345
Company-operated	1,697	1,969	(272)
Total U.S.	13,918	13,845	73
Europe			
Conventional franchised	4,517	4,237	280
Developmental licensed	123	119	4
Affiliated	23	90	(67)
Total Franchised	4,663	4,446	217
Company-operated	2,014	2,054	(40)
Total Europe	6,677	6,500	177
APMEA			
Conventional franchised	793	744	49
Developmental licensed	1,232	1,029	203
Affiliated	4,049	3,999	50
Total Franchised	6,074	5,772	302
Company-operated	2,300	2,256	44
Total APMEA	8,374	8,028	346
Other Countries & Corporate			
Conventional franchised	1,114	1,042	72
Developmental licensed	1,729	1,663	66
Total Franchised	2,843	2,705	138
Company-operated	346	411	(65)
Total Other Countries & Corporate	3,189	3,116	73
Systemwide			
Conventional franchised	18,645	17,899	746
Developmental licensed	3,084	2,811	273
Affiliated	4,072	4,089	(17)
Total Franchised	25,801	24,799	1,002
Company-operated	6,357	6,690	(333)
Total Systemwide	32,158	31,489	669

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

This report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out segment of the restaurant industry, although largely mature in our major markets, is also highly fragmented and competitive. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. We also face risk in adapting our business model in particular markets. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex and changing. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate and our results. In particular, increasing focus on nutritional content and on the production, processing and preparation of food "from field to front counter" presents challenges for our Brand.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win.

The Plan to Win addresses the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond effectively to trends or other factors that affect the informal eating out market and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about our products, all of which can drive popular perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence;

- Our ability to respond effectively to adverse perceptions about the quick-service segment of the informal eating out market, our products and promotions (including the premiums we offer, such as our Happy Meal toys) or the reliability of our supply chain and the safety of the ingredients we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The success of our plans to improve existing products and to roll out new products and product line extensions, as well as the impact of our competitors' actions, including in response to our product improvements and introductions, and our ability to continue robust product development and manage the complexity of our restaurant operations;

- Our ability to achieve an overall product mix that differentiates the McDonald's experience and balances consumer value with margin expansion, particularly in markets where cost or pricing pressures are significant or have been exacerbated by challenging economic conditions;

- The impact of pricing, marketing and promotional plans on product sales and margins and on our ability to target these efforts effectively to maintain or expand market share and increase guest counts;

- The impact of events such as boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth in certain developing markets;

- Our ability to drive restaurant improvements and to motivate our restaurant personnel to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Our ability to maintain alignment with our franchisees on capital-intensive and other operating and promotional initiatives;

- The risks to our Brand if a franchisee or licensee defaults in its obligations (particularly requirements to pay royalties, make capital investments and open new restaurants), experiences food safety or other operational problems or otherwise projects a brand image inconsistent with our values, all of which become more significant risks if an agreement places a large number of restaurants under the control of a single franchisee or licensee as is the case in Latin America;

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- Whether our ongoing restaurant remodeling and rebuilding initiatives, which vary from year to year by market and type, are targeted at the elements of the restaurant experience that will best accomplish our goals to enhance the relevance of our Brand and achieve an efficient allocation of our capital resources; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market or daypart and may prompt promotional or other actions that adversely affect our margins, constrain our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Some macroeconomic environments could have an even more wide-ranging and prolonged impact. For example, the current global recession has been characterized by slowing economies, rising unemployment, declining wages, constrained credit conditions and volatile financial markets. These conditions have significantly affected consumer habits and spending, including in our major markets and markets that we expect will be drivers of our long-term growth. If these conditions persist, they could adversely affect our results, depending on the timing and strength of a recovery.

- Our ability to manage volatile commodity prices and the anticipated negative impact of fluctuations in foreign exchange rates on our 2009 results, as well as any impact of changes in interest rates and governmental actions to manage national economic conditions such as the availability of credit, consumer spending, unemployment levels and inflation rates;

- The impact on our margins of labor costs given our labor-intensive business model, the trend toward higher wages in both mature and developing markets and the potential impact of union organizing efforts on day-to-day operations of our restaurants;

- Whether our pricing strategies will be effective to offset cost increases without affecting our ability to increase guest counts and market share;

- Whether we are able to identify and develop restaurant sites, either directly or through licensees or other parties, consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- The challenges and uncertainties associated with operating in developing markets, such as China, Russia and India, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment; and

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings.

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings, and the impact of new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to advertising to children, nutritional content and product labeling and safety;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation in ways that could be material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information obtained from third party suppliers;

- The risks and costs to us and on our supply chain of increased focus by U.S. and overseas governmental authorities on environmental matters, particularly in the area of climate change and the reduction of greenhouse gases, as well as related matters, such as water consumption;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment claims and landlord/tenant disputes, the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our Brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products or the appropriateness or accuracy of our advertising or other communications;

- The increasing costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including regulations relating to wage and hour practices, job classifications, mandatory healthcare benefits, unlawful workplace discrimination and immigration;

- The impact of the current economic conditions on unemployment levels and consumer confidence and the effect of initiatives to stimulate economic recovery and to stabilize or further regulate financial markets on the cost and availability of funding for the Company and its franchisees, inflation and foreign exchange rates;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price or import-export controls, increased tariffs or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, the impact on our margins as the use of cashless payments increases, the potential costs associated with alleged security breaches and the loss of consumer confidence that may result; and

- The impact of changes in financial reporting requirements, accounting principles or practices, related legal or regulatory interpretations or our critical accounting estimates, changes in tax accounting or tax laws (or interpretations thereof), and the impact of settlements of adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

Our results and financial condition are affected by our ownership mix and whether we can achieve a mix that optimizes margins and returns, while meeting our business needs and customer expectations.

Our refranchising strategy, which involves a shift to a greater percentage of franchised restaurants, affects our results. The shift reduces consolidated revenues as Company-operated sales shift to franchised sales, where we receive rent and/or royalties. It also reduces Company-operated margin dollars while increasing franchised margin dollars, with the impact on margin percentages varying based on sales and operating costs of the refranchised restaurants. Our refranchising strategy can also expose us to risks, including the following:

- Whether the franchisees and licensees we select will have the experience and financial resources in the relevant markets to be effective operators of McDonald's restaurants;

- Potential ongoing payment obligations as a result of our retention of any contingent liabilities in connection with refranchising transactions, such as the indemnification obligations we may incur as a result of the Latam transaction; and

- The risk that our contractual and other rights and remedies to protect against defaults by our counterparties will be limited by local law, costly to exercise or otherwise subject to limitations or litigation that may impair our ability to prevent or mitigate any adverse impact on our Brand or on the financial performance we expect under our franchising and developmental license agreements.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The current uncertain global economic conditions and market volatility;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in our derivative instruments with respect to our common stock or debt securities, which can reflect market commentary or expectations (including commentary that may be unreliable or incomplete in some cases) about our business, our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; sales of large blocks of our stock or portfolio rebalancing activities by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

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- The impact of our stock repurchase program, dividend rate or changes in our debt levels that may affect our credit ratings, interest expense, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions, terrorist activities, health epidemics or pandemics or the prospect of these events can have an adverse impact on consumer spending and confidence levels or on other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.

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